

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Wessel Booysen
Chief Financial Officer
Charlotte's Web Holdings, Inc.
1801 California Street
Suite 4800
Denver, CO 80202

> **Re: Charlotte's Web Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 22, 2021**
> **File No. 000-56364**

Dear Mr. Booysen:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G, Filed December 22, 2021

Business
Public Benefit Corporation Status, page 1

1.   We note your response to our prior comment number 2. Please revise the disclosure on page 1 to expressly discuss how there may be uncertainty as to how a court will view directors' balancing of potentially competing interests as a public benefit company, as you do in your response letter.

Business of the Company, page 14

2.   We note your response to our prior comment number 10. Please revise page 26 to state the metrics used for calculating these market share positions, such as data from retail checkout systems employing UPC-coded scanners.

<u>Description of the Registrant's Securities to be Registered, page 147</u>

3.   We note your response to our prior comment number 21. Please revise to expressly disclose whether your forum selection provision is intended to apply to actions arising under the Securities Act and the Exchange Act.

<u>Charlotte's Web Holdings, Inc. Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019</u>
<u>2. Summary of Significant Accounting Policies and Use of Estimates</u>
<u>Cultivation Liabilities, page F-12</u>

4.   Please address the following regarding your response to prior comment 22:
   - Explain to us why no cultivation liability was incurred for the 2020 hemp harvest.
   - Revise to explain the nature of and reason for the settlement reductions recorded in 2020.
   - Explain why there is no interest expense for 2019.
   - Tell us whether you entered into a third party farming agreement for the 2021 hemp harvest and whether you intend to enter such agreements for future hemp harvests. We note, for example, the announcement in November 2021 (page 13) of the completion of the harvest of your first ever international crop in Canada.
   - Finally, as previously requested, please provide a rollforward of the liability for the interim periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Rose, Esq.